Exhibit 21.1

List of Subsidiaries

Name of Entity	Jurisdiction
6565 E. Evans Avenue LLC	Colorado
ACS Colorado Corp. and subsidiary:	Colorado
--ACS Corp.	Colorado
Advanced Cannabis Solutions Corporation	Colorado
GC Security LLC	Colorado
General Cannabis Capital Corporation	Colorado

The names of certain subsidiaries have been omitted because, considered in the aggregate, as a single subsidiary, they would not constitute a significant subsidiary, as calculated under Rule 1-02(w) of Regulation S-X.